Exhibit M-1

                   AGL Resources Inc. and Associate Companies
            Form of Federal and State Income Tax Allocation Agreement


     This Agreement is made as of __________, among the companies in the AGL Resources Inc. system listed below:

                                                               State of
                  Name of Company                           Incorporation
                  ---------------                           -------------
AGL Consumer Services, Inc.                                    Georgia
AGL Energy Corporation                                         Delaware
AGL Energy Services, Inc.                                      Georgia
AGL Energy Wise Services, Inc.                                 Georgia
AGL Gas Marketing, Inc.                                        Georgia
AGL Interstate Pipeline Company                                Georgia
AGL Investments, Inc.                                          Georgia
AGL Peaking Service, Inc.                                      Georgia
AGL Power Services, Inc.                                       Georgia
AGL Propane Services, Inc.                                     Delaware
AGL Propane, Inc.                                              Georgia
AGL Resources Inc.                                             Georgia
AGL Rome Holdings, Inc.                                        Georgia
AGL Services Company                                           Georgia
Atlanta Gas Light Company                                      Georgia
Chattanooga Gas Company                                        Tennessee
Georgia Energy Company                                         Georgia
Georgia Engine Sales and Service Co.                           Georgia
Georgia Gas Company                                            Georgia
Georgia Natural Gas Company                                    Georgia
Georgia Natural Gas Services, Inc.                             Georgia
Peachtree Pipeline Company                                     Georgia
TES, Inc.                                                      Georgia
Trustees Investments, Inc.                                     Georgia

Each company listed above is a "Member." AGL Resources Inc. is referred to as the "Parent." The Members, as a collective taxpaying unit, are sometimes referred to as the "Group."

                                WITNESSETH THAT:

     WHEREAS, each of the Members is a member of an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which Parent is the common parent; and the Group presently participates in the filing of a consolidated federal income tax return.

     WHEREAS, certain Members also file a consolidated state income tax return.

     WHEREAS, the Securities and Exchange Commission has adopted Rule 45(c) under the Public Utility Holding Company Act of 1935 providing for the allocation of consolidated federal income taxes among associated companies;

     NOW, THEREFORE, each of the Group Members, for mutual benefit and valuable considerations, do hereby covenant and agree with one another that the allocation of the consolidated current income tax liability of the Group shall be allocated in a manner not inconsistent with Rule 45(c), and as follows:

First: There shall be allocated to each Member the tax effects of its own gains or losses subject to capital gains or claim of right treatment, tax credits and the material effects of any other features of the Code applicable to a particular Member (including its carryover amounts) to the extent that the above-described effects are utilized in the consolidated return in the taxable year but excluding any consolidated alternative minimum tax. In accordance with Rule 45(c), the tax losses, credits and other material tax benefits of Parent will be allocated to the other Members, except that, with regard to debt obtained in connection with the acquisition of Virginia Natural Gas, Inc., that debt and any associated tax benefit will remain with the Parent. In a case where losses of a Member or Members offset gains subject to capital gains or claim of right treatment, Members with losses shall receive as a tax credit a share of the tax liability allocated above.

Second: The balance of the current federal tax liability of the Group (after the allocations described in paragraph First above and excluding any consolidated alternative minimum tax)) shall be allocated on the basis of the contribution of each Member to the consolidated taxable income of the Group, excluding income subject to capital gain or claim of right treatment. The tax attributable to such capital gain or claim of right income will have been separately allocated pursuant to paragraph First above. The tax allocated to a Member under this paragraph, which may be either positive or negative, shall be equal to the consolidated Federal tax liability (as described in this paragraph Second) multiplied by a fraction, the numerator of which is the positive or negative taxable income of the Member (as adjusted in paragraphs First and Third), including any net operating loss carryforward attributable to the Member to the extent absorbed in the taxable year and the denominator of which is the consolidated taxable income of the Group (as adjusted in paragraphs First and Third). Members with taxable income will be allocated a tax liability under this paragraph while Members with net operating losses will be allocated a tax benefit or credit. If taxable income of a Member (excluding income subject to capital gain or claim of right treatment) is positive in a year in which the Group has a consolidated net operating loss, the Members with such positive taxable income will be allocated tax liability equal to their separate tax liability (excluding tax liability attributable to capital gain or claim of right treatment and excluding consolidated alternative minimum tax liability, which are allocated elsewhere in this Agreement). In such a case, Members with negative taxable income shall receive as a tax credit a share of the amount of this allocated tax liability, computed in proportion to their respective negative taxable incomes.

Third: The tax effect of inter-company transactions or other amounts eliminated in the calculation of consolidated taxable income shall be eliminated from the taxable income of the Members involved in such transactions for purposes of the calculations provided in paragraph
         Second. Any income of a Member eliminated in accordance with this provision shall be attributed to the Member at such later time as the income is taken into account in the computation of consolidated taxable income

Fourth: If a consolidated current alternative minimum tax liability exists, such liability will be allocated only to those Members with a separate company alternative minimum tax liability. The tax allocated to a Member under this paragraph, which may only be positive, shall be equal to the consolidated alternative minimum tax liability multiplied by a fraction, the numerator of which is that Member's separate company alternative minimum tax and the denominator of which is the total of the alternative minimum tax liabilities of those Members with a separate company alternative minimum tax liability. If the regular tax in the consolidated tax return is reduced by reason of the alternative minimum tax credit (as defined in Code Sec. 53), the benefit of such credit shall be allocated to those Members that (by having an alternative minimum tax liability allocated to them in a prior year) generated the credit.

Fifth: Under the method of allocation described in paragraphs First through Fourth above, the Members agree that the tax allocated to each Member shall not exceed the amount of tax (either regular, or alternative minimum tax) of such Member based upon a separate return computed as if such Member had always filed its tax returns on a separate basis. However, in computing the separate return tax liability of a Member, items of carryforward, carryback and inter-company transaction, to the extent absorbed in the tax allocation of other years, shall be disregarded. In addition, corporate tax rates that are less than the maximum rate imposed by Sec. 11 of the Code shall be disregarded in computing the separate return tax liability of a Member.

Sixth: Nonetheless, if there is an excess of allocated liability over a separate return tax which would be allocated to a Member but for paragraph Fifth above, such excess shall be apportioned among the other Group Members in direct proportion to the reduction in tax liability resulting to such Members as measured by the difference between their tax liabilities computed on a separate return basis and their allocated portion of the consolidated tax liability.

Seventh: In the  event of any  adjustments  to the tax  returns  of the Group by reason of an amended return, a claim for refund, an application for tentative refund, or an audit by the Internal Revenue Service, the liability, if any, of each Member under Paragraphs First through Sixth shall be redetermined to give effect to any such adjustments as if they had been made as part of the original computation of tax liability, and payments between Parent and the appropriate Member shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by each Member to Parent in proportion to the increase in such Member's tax liability computed under Paragraphs First through Sixth of this Agreement that is required to be paid to Parent. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining a fair allocation of the adjusted liability.

     Further, the Members do hereby covenant and agree with one another that the current state consolidated corporate tax liabilities for those states in which consolidated returns are filed shall be allocated as contemplated by said Rule 45(c), as follows:

First: To each Member operating in the state there shall be allocated the income tax effects of the Member's state taxable losses (on a separate company basis), any state tax credits and the material effects of any other features of the state tax code applicable to a particular Member including its carryover amounts to the extent that the above described effects are utilized in the consolidated state return in the taxable year.

Second: To each Member operating in the state that generates state taxable income, there shall be allocated income tax expense by first increasing the state consolidated current income tax liability by the sum of the tax effects allocated in paragraph First above. The total shall then be allocated among those Members incurring an income tax expense based on the ratio of that Member's separate company state income tax to the sum of the separate company state income tax of all Members incurring state income tax expense.

Third: Nonetheless, if for any Member there is an excess of allocated liability (pursuant to paragraphs First and Second) over the liability on a separate company basis, such excess shall be allocated among the Members with net state tax benefits. Such excess shall be allocated to all such Members based on the ratio of their separate company net tax benefits to the sum of income tax benefits of all Members which were allocated such benefits. The allocation of such excess tax shall have the effect of reducing the income tax benefits of those Members but in no case shall such allocation result in reducing such tax benefits below zero for any Member that realizes a net taxable loss on a separate company basis.

     It is further agreed by and among the Members as follows:

I. PAYMENTS: It is agreed that those Members allocated a current Federal or state income tax liability under this Agreement will pay such liability to the Parent in the amounts and on the dates directed by Parent. The Parent will, in turn, pay the consolidated tax to the relevant taxing jurisdiction and also to those Members which were allocated a tax benefit. It is contemplated that all payments required to be made by the Members pursuant to this Agreement will be made on dates approximating the dates specified in the Code or state codes for the payment of corporate taxes.

II. SEPARATE RETURN LIABILITY: The Members intend that the result of the proposed method of allocation and payment will be:

     a. No Company will pay more than its separate return liability as if it had always filed separate returns. However, the qualifications set out in paragraph Fifth and Sixth under Federal tax allocation and paragraph Third under state tax allocation above concerning the calculation of a separate return tax shall apply.

     b. Each Member having a net operating loss or other net tax benefit will receive in current cash payments the benefit of its own net operating loss or other net tax benefit to the extent that the other Members can utilize such items to offset the tax liability they would otherwise have on a separate return basis or to the extent utilized in the consolidated return (after taking into account any tax credits they could utilize on a separate return basis);

III. EFFECTIVE DATE: This Agreement shall be effective for allocation of the current Federal and state income tax liabilities of the Members for the taxable year _______ and all subsequent years until this Agreement is further amended in writing by each Member which is party hereto.

IV. APPROVAL AND AMENDMENTS: This Agreement is subject to the approval of the Securities and Exchange Commission. Any amendments to this Agreement may be made only with the unanimous written consent of all the parties hereto. A copy of this Agreement will be filed as an exhibit to the Parent's Annual Report to the Securities and Exchange Commission on Form U5S for ______, and any amendments to this Agreement shall also be filed as exhibits to the Parent's Form U5S for the year when the amendment becomes effective. It is contemplated that any additional companies which hereinafter become associated with the Parent shall join in and become a party to this Agreement by amendment thereto.

PRIOR AGREEMENTS SUPERSEDED:

     Any prior agreements relating to the allocation of income tax liability among the Members are superseded.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by one of its officers duly authorized, and its corporate seal to be affixed hereto by its Secretary as of the ___ day of ____ 2000, to be effective as of ____________________.

ATTEST: